EXHIBIT (a)(1)(xiii)

COMMUNICATION TO EMPLOYEES FROM STOCK ADMINISTRATOR DATED DECEMBER 21, 2004

Internal Communication

To:	Stock Option Exchange Eligible Employees

From:	Stock Administrator

Date:	December 21, 2004

Re:	ESS Stock Option Exchange Program

     We have made certain minor changes and clarifications to the documents we previously delivered to you in connection with the ESS Stock Option Exchange program. The changes and clarifications can be summarized as follows:

•	the offer will now remain open until 9:00 p.m., Pacific time, on December 27, 2004 and any extension to the offer will remain open through 9:00 p.m., Pacific time, on the last day of the extended time period;

•	we will announce any extensions of the offer by no later than 6:00 a.m., Pacific time, on December 28, 2004;

•	we have added certain summarized financial information of ESS to the Offering Memorandum, beginning at pages 22 and 23;

•	we have modified pages 18 and 27 of the Offering Memorandum to make it clear that we may only terminate the offer upon the occurrence of certain listed events that are not within our direct or indirect control;

•	we have modified page 19 of the Offering Memorandum to provide that, if we waive any conditions to the offer, we will do so for all options and optionees;

•	on page 25 of the Offering Memorandum, we discuss whether eligible directors and officers of ESS plan to participate in the program; and

•	in the Election Form, we have deleted the paragraph which required participating optionholders to acknowledge that they have read the Offering Memorandum and understand the terms and conditions of the program.

     Accordingly, enclosed please find the revised Offering Memorandum, Election Form, and Notice of Change of Election. Please review the enclosed materials carefully.

     Should you have any questions regarding the ESS Stock Option Exchange program please contact the Stock Administrator at (510) 492-1377.